Mail Stop 4561

January 28, 2009

Daniel W. Rumsey, Interim Chief Financial Officer
Prescient Applied Intelligence, Inc.
1247 Ward Avenue
West Chester, PA 19380

     Re: **Prescient Applied Intelligence, Inc.**
            Amendment No. 3 to Schedule 13E-3
            Filed January 20, 2009
            File No. 005-57033

            Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
            Filed December 8, 2008
            File No. 000-21729

Dear Mr. Rumsey:

     We have completed our review of your amended filings, and we have no further comments at this time on the specific issues raised.

                               Sincerely,

                               Mark P. Shuman
                               Branch Chief – Legal

cc: Via Facsimile (609) 896-1469
       Vincent A. Vietti, Esq.
       Fox Rothschild LLP